

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended March 31, 2014

(Canadian Dollars)

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

For the Period Ended March 31,
($ millions, except per share amounts)

	Notes	Three Months Ended 2014	2013
Revenues	1		
Gross Sales		**5,115**	4,377
Less: Royalties		**103**	58
		5,012	4,319
Expenses	1		
Purchased Product		**2,579**	2,155
Transportation and Blending		**653**	558
Operating		**572**	439
Production and Mineral Taxes		**7**	10
(Gain) Loss on Risk Management	21	**4**	172
Depreciation, Depletion and Amortization		**454**	455
General and Administrative		**109**	83
Finance Costs	4	**130**	123
Interest Income	5	**(2)**	(27)
Foreign Exchange (Gain) Loss, Net	6	**147**	52
Research Costs		**2**	3
Other (Income) Loss, Net		**(1)**	2
Earnings Before Income Tax		**358**	294
Income Tax Expense	7	**111**	123
Net Earnings		**247**	171
Other Comprehensive Income (Loss), Net of Tax			
Items That Will Not be Reclassified to Profit or Loss:			
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		**(8)**	2
Items That May be Subsequently Reclassified to Profit or Loss:			
Foreign Currency Translation Adjustment		**70**	27
Total Other Comprehensive Income (Loss), Net of Tax		**62**	29
Comprehensive Income		**309**	200
Net Earnings Per Common Share	8		
Basic		**$0.33**	$0.23
Diluted		**$0.33**	$0.23

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED BALANCE SHEETS (unaudited)

As at
($ millions)

	Notes	March 31, 2014	December 31, 2013
Assets			
Current Assets			
Cash and Cash Equivalents		815	2,452
Accounts Receivable and Accrued Revenues		2,200	1,874
Income Tax Receivable		15	15
Inventories	9	1,597	1,259
Risk Management	21	3	10
Assets Held for Sale	10	28	-
Current Assets		4,658	5,610
Exploration and Evaluation Assets	1,11	1,580	1,473
Property, Plant and Equipment, Net	1,12	17,933	17,334
Risk Management	21	1	-
Income Tax Receivable		12	-
Other Assets		66	68
Goodwill	1	739	739
Total Assets		24,989	25,224
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities		3,113	2,937
Income Tax Payable		351	268
Current Portion of Partnership Contribution Payable	13	-	438
Short-Term Borrowings	14	439	-
Risk Management	21	107	136
Liabilities Related to Assets Held for Sale	10	10	-
Current Liabilities		4,020	3,779
Long-Term Debt	15	5,196	4,997
Partnership Contribution Payable	13	-	1,087
Risk Management	21	2	3
Decommissioning Liabilities	16	2,592	2,370
Other Liabilities		149	180
Deferred Income Taxes		2,931	2,862
Total Liabilities		14,890	15,278
Shareholders' Equity		10,099	9,946
Total Liabilities and Shareholders' Equity		24,989	25,224

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(unaudited)
($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI [1]	Total
	(Note 17)			(Note 18)	
Balance as at December 31, 2012	3,829	4,154	1,730	69	9,782
Net Earnings	-	-	171	-	171
Other Comprehensive Income (Loss)	-	-	-	29	29
Total Comprehensive Income	-	-	171	29	200
Common Shares Issued Under Stock Option Plans	20	-	-	-	20
Common Shares Cancelled	(3)	3	-	-	-
Stock-Based Compensation Expense	-	13	-	-	13
Dividends on Common Shares	-	-	(184)	-	(184)
Balance as at March 31, 2013	3,846	4,170	1,717	98	9,831
Balance as at December 31, 2013	3,857	4,219	1,660	210	9,946
Net Earnings	-	-	247	-	247
Other Comprehensive Income (Loss)	-	-	-	62	62
Total Comprehensive Income	-	-	247	62	309
Common Shares Issued Under Stock Option Plans	24	-	-	-	24
Stock-Based Compensation Expense	-	22	-	-	22
Dividends on Common Shares	-	-	(202)	-	(202)
Balance as at March 31, 2014	**3,881**	**4,241**	**1,705**	**272**	**10,099**

(1) Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the Period Ended March 31,
($ millions)

	Notes	Three Months Ended 2014	2013
Operating Activities			
Net Earnings		247	171
Depreciation, Depletion and Amortization		454	455
Deferred Income Taxes	7	36	39
Unrealized (Gain) Loss on Risk Management	21	(26)	230
Unrealized Foreign Exchange (Gain) Loss	6	143	50
Unwinding of Discount on Decommissioning Liabilities	4,16	30	24
Other		20	2
		904	971
Net Change in Other Assets and Liabilities		(42)	(34)
Net Change in Non-Cash Working Capital		(405)	(42)
Cash From Operating Activities		457	895
Investing Activities			
Capital Expenditures – Exploration and Evaluation Assets	11	(104)	(168)
Capital Expenditures – Property, Plant and Equipment	12	(725)	(750)
Proceeds From Divestiture of Assets		1	1
Net Change in Investments and Other	13	(1,579)	(2)
Net Change in Non-Cash Working Capital		10	16
Cash (Used in) Investing Activities		(2,397)	(903)
Net Cash Provided (Used) Before Financing Activities		(1,940)	(8)
Financing Activities			
Net Issuance (Repayment) of Short-Term Borrowings		426	-
Proceeds on Issuance of Common Shares		22	18
Dividends Paid on Common Shares	8	(202)	(184)
Cash From (Used in) Financing Activities		246	(166)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		57	(8)
Increase (Decrease) in Cash and Cash Equivalents		(1,637)	(182)
Cash and Cash Equivalents, Beginning of Period		2,452	1,160
Cash and Cash Equivalents, End of Period		815	978

See accompanying Notes to Consolidated Financial Statements (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") are in the business of the development, production and marketing of crude oil, natural gas liquids ("NGLs") and natural gas in Canada with refining operations in the United States ("U.S.").

Cenovus was incorporated under the *Canada Business Corporations Act* and its shares are publicly traded on the Toronto ("TSX") and New York ("NYSE") stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating cash flow. The Company's reportable segments are:

- **Oil Sands,** which includes the development and production of Cenovus's bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. The Athabasca natural gas assets also form part of this segment. Certain of the Company's operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

- **Conventional,** which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake. This segment also includes the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

- **Refining and Marketing,** which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by Phillips 66, an unrelated U.S. public company. This segment also markets Cenovus's crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

- **Corporate and Eliminations,** which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, research costs and financing activities. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

The operating and reportable segments shown above reflect the change in Cenovus's operating structure adopted for the year ended December 31, 2013; as such, prior periods have been restated. In addition, research activities previously included in operating expense have been reclassified to conform to the presentation adopted for the year ended December 31, 2013.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

A) Results of Operations – Segment and Operational Information

For the three months ended March 31,	Oil Sands 2014	2013	Conventional 2014	2013	Refining and Marketing 2014	2013
Revenues						
Gross Sales	1,260	852	838	701	3,258	2,946
Less: Royalties	51	14	52	44	-	-
	1,209	838	786	657	3,258	2,946
Expenses						
Purchased Product	-	-	-	-	2,820	2,277
Transportation and Blending	559	465	94	93	-	-
Operating	181	127	195	177	198	136
Production and Mineral Taxes	-	-	7	10	-	-
(Gain) Loss on Risk Management	22	(24)	13	(38)	(5)	4
Operating Cash Flow	447	270	477	415	245	529
Depreciation, Depletion and Amortization	143	105	252	299	39	32
Segment Income	304	165	225	116	206	497

For the three months ended March 31,	Corporate and Eliminations 2014	2013	Consolidated 2014	2013
Revenues				
Gross Sales	(241)	(122)	5,115	4,377
Less: Royalties	-	-	103	58
	(241)	(122)	5,012	4,319
Expenses				
Purchased Product	(241)	(122)	2,579	2,155
Transportation and Blending	-	-	653	558
Operating	(2)	(1)	572	439
Production and Mineral Taxes	-	-	7	10
(Gain) Loss on Risk Management	(26)	230	4	172
	28	(229)	1,197	985
Depreciation, Depletion and Amortization	20	19	454	455
Segment Income (Loss)	8	(248)	743	530
General and Administrative	109	83	109	83
Finance Costs	130	123	130	123
Interest Income	(2)	(27)	(2)	(27)
Foreign Exchange (Gain) Loss, Net	147	52	147	52
Research Costs	2	3	2	3
Other (Income) Loss, Net	(1)	2	(1)	2
	385	236	385	236
Earnings Before Income Tax			358	294
Income Tax Expense			111	123
Net Earnings			247	171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

B) Financial Results by Upstream Product

Crude Oil [1]

For the three months ended March 31,	Oil Sands 2014	Oil Sands 2013	Conventional 2014	Conventional 2013	Total 2014	Total 2013
Revenues						
Gross Sales	1,230	841	651	543	1,881	1,384
Less: Royalties	51	14	49	42	100	56
	1,179	827	602	501	1,781	1,328
Expenses						
Transportation and Blending	559	465	89	86	648	551
Operating	170	123	145	124	315	247
Production and Mineral Taxes	-	-	8	9	8	9
(Gain) Loss on Risk Management	22	(23)	13	(20)	35	(43)
Operating Cash Flow	428	262	347	302	775	564

(1) Includes NGLs.

Natural Gas

For the three months ended March 31,	Oil Sands 2014	Oil Sands 2013	Conventional 2014	Conventional 2013	Total 2014	Total 2013
Revenues						
Gross Sales	27	7	184	155	211	162
Less: Royalties	-	-	3	2	3	2
	27	7	181	153	208	160
Expenses						
Transportation and Blending	-	-	5	7	5	7
Operating	4	4	49	52	53	56
Production and Mineral Taxes	-	-	(1)	1	(1)	1
(Gain) Loss on Risk Management	-	(1)	-	(18)	-	(19)
Operating Cash Flow	23	4	128	111	151	115

Other

For the three months ended March 31,	Oil Sands 2014	Oil Sands 2013	Conventional 2014	Conventional 2013	Total 2014	Total 2013
Revenues						
Gross Sales	3	4	3	3	6	7
Less: Royalties	-	-	-	-	-	-
	3	4	3	3	6	7
Expenses						
Transportation and Blending	-	-	-	-	-	-
Operating	7	-	1	1	8	1
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	-	-	-	-	-	-
Operating Cash Flow	(4)	4	2	2	(2)	6

Total Upstream

For the three months ended March 31,	Oil Sands 2014	Oil Sands 2013	Conventional 2014	Conventional 2013	Total 2014	Total 2013
Revenues						
Gross Sales	1,260	852	838	701	2,098	1,553
Less: Royalties	51	14	52	44	103	58
	1,209	838	786	657	1,995	1,495
Expenses						
Transportation and Blending	559	465	94	93	653	558
Operating	181	127	195	177	376	304
Production and Mineral Taxes	-	-	7	10	7	10
(Gain) Loss on Risk Management	22	(24)	13	(38)	35	(62)
Operating Cash Flow	447	270	477	415	924	685

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

C) Geographic Information

For the three months ended March 31,	Canada 2014	Canada 2013	United States 2014	United States 2013	Consolidated 2014	Consolidated 2013
Revenues						
Gross Sales	2,815	2,052	2,300	2,325	5,115	4,377
Less: Royalties	103	58	-	-	103	58
	2,712	1,994	2,300	2,325	5,012	4,319
Expenses						
Purchased Product	708	491	1,871	1,664	2,579	2,155
Transportation and Blending	653	558	-	-	653	558
Operating	382	308	190	131	572	439
Production and Mineral Taxes	7	10	-	-	7	10
(Gain) Loss on Risk Management	9	170	(5)	2	4	172
	953	457	244	528	1,197	985
Depreciation, Depletion and Amortization	415	423	39	32	454	455
Segment Income	538	34	205	496	743	530

The Oil Sands and Conventional segments operate in Canada. Both of Cenovus's refining facilities are located and carry on business in the U.S. The marketing of Cenovus's crude oil and natural gas produced in Canada, as well as the third-party purchases and sales of product, is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business. The Corporate and Eliminations segment is attributed to Canada, with the exception of the unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

D) Joint Operations

A significant portion of the operating cash flows from the Oil Sands, and Refining and Marketing segments are derived through jointly controlled entities, FCCL Partnership ("FCCL") and WRB Refining LP ("WRB"), respectively. These joint arrangements, in which Cenovus has a 50 percent ownership interest, are classified as joint operations and, as such, Cenovus recognizes its share of the assets, liabilities, revenues and expenses.

FCCL, which is involved in the development and production of crude oil in Canada, is jointly controlled with ConocoPhillips and operated by Cenovus. WRB has two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products. WRB is jointly controlled with and operated by Phillips 66. Cenovus's share of operating cash flow from FCCL and WRB for the three months ended March 31, 2014 was $418 million and $245 million, respectively (three months ended March 31, 2013 – $221 million and $529 million).

E) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

By Segment

As at	E&E [1] March 31, 2014	E&E [1] December 31, 2013	PP&E [2] March 31, 2014	PP&E [2] December 31, 2013
Oil Sands	1,425	1,328	7,735	7,401
Conventional	155	145	6,455	6,291
Refining and Marketing	-	-	3,381	3,269
Corporate and Eliminations	-	-	362	373
Consolidated	1,580	1,473	17,933	17,334

As at	Goodwill March 31, 2014	Goodwill December 31, 2013	Total Assets March 31, 2014	Total Assets December 31, 2013
Oil Sands	242	242	10,037	9,564
Conventional	497	497	7,524	7,220
Refining and Marketing	-	-	6,117	5,491
Corporate and Eliminations	-	-	1,311	2,949
Consolidated	739	739	24,989	25,224

(1) Exploration and evaluation ("E&E") assets.
(2) Property, plant and equipment ("PP&E").

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

By Geographic Region

	E&E		PP&E	
As at	**March 31, 2014**	December 31, 2013	**March 31, 2014**	December 31, 2013
Canada	**1,580**	1,473	**14,553**	14,066
United States	**-**	-	**3,380**	3,268
Consolidated	**1,580**	1,473	**17,933**	17,334

	Goodwill		Total Assets	
As at	**March 31, 2014**	December 31, 2013	**March 31, 2014**	December 31, 2013
Canada	**739**	739	**19,904**	20,548
United States	**-**	-	**5,085**	4,676
Consolidated	**739**	739	**24,989**	25,224

F) Capital Expenditures [1]

	Three Months Ended	
For the period ended March 31,	**2014**	2013
Capital		
Oil Sands	**527**	537
Conventional	**270**	338
Refining and Marketing	**23**	25
Corporate	**9**	15
	829	915
Acquisition Capital		
Conventional	**1**	3
	830	918

(1) Includes expenditures on PP&E and E&E.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, "*Interim Financial Reporting*" ("IAS 34"), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2013, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. The disclosures provided are incremental to those included with the annual Consolidated Financial Statements. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective April 29, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

3. RECENT ACCOUNTING PRONOUNCEMENTS

A) New and Amended Standards and Interpretations Adopted

Offsetting Financial Assets and Financial Liabilities

Effective January 1, 2014, the Company adopted, as required, amendments to IAS 32, *"Financial Instruments: Presentation"* ("IAS 32"). The amendments clarify that the right to offset financial assets and liabilities must be available on the current date and cannot be contingent on a future event. IAS 32 did not impact the Consolidated Financial Statements.

B) New Standards and Interpretations not yet Adopted

There were no new or amended standards issued during the three months ended March 31, 2014 that are applicable to the Company in future periods. A description of standards and interpretations that will be adopted by the Company in future periods can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2013.

4. FINANCE COSTS

For the period ended March 31,	Three Months Ended	
	2014	2013
Interest Expense – Short-Term Borrowings and Long-Term Debt	71	66
Interest Expense – Partnership Contribution Payable (Note 13)	22	26
Unwinding of Discount on Decommissioning Liabilities (Note 16)	30	24
Other	7	7
	130	123

5. INTEREST INCOME

For the period ended March 31,	Three Months Ended	
	2014	2013
Interest Income – Partnership Contribution Receivable	-	(23)
Other	(2)	(4)
	(2)	(27)

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the period ended March 31,	Three Months Ended	
	2014	2013
Unrealized Foreign Exchange (Gain) Loss on Translation of:		
U.S. Dollar Debt Issued From Canada	196	98
U.S. Dollar Partnership Contribution Receivable Issued From Canada	-	(51)
Other	(53)	3
Unrealized Foreign Exchange (Gain) Loss	143	50
Realized Foreign Exchange (Gain) Loss	4	2
	147	52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

7. INCOME TAXES

The provision for income taxes is:

	Three Months Ended	
For the period ended March 31,	**2014**	2013
Current Tax		
Canada	**43**	30
United States	**32**	54
Total Current Tax	**75**	84
Deferred Tax	**36**	39
	111	123

8. PER SHARE AMOUNTS

A) Net Earnings Per Share

	Three Months Ended	
For the period ended March 31,	**2014**	2013
Net Earnings – Basic and Diluted ($ millions)	**247**	171
Basic – Weighted Average Number of Shares (millions)	**756.4**	756.0
Dilutive Effect of Cenovus TSARs	**0.9**	2.4
Diluted – Weighted Average Number of Shares	**757.3**	758.4
Net Earnings Per Common Share ($)		
Basic	**$0.33**	$0.23
Diluted	**$0.33**	$0.23

B) Dividends Per Share

The Company paid dividends of $202 million or $0.2662 per share for the three months ended March 31, 2014 (March 31, 2013 – $184 million, $0.242 per share). The Cenovus Board of Directors declared a second quarter dividend of $0.2662 per share, payable on June 30, 2014, to common shareholders of record as of June 13, 2014.

9. INVENTORIES

	March 31, 2014	December 31, 2013
As at		
Product		
Refining and Marketing	**1,402**	1,047
Oil Sands	**137**	156
Conventional	**19**	17
Parts and Supplies	**39**	39
	1,597	1,259

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

10. ASSETS AND LIABILITIES HELD FOR SALE

As at	March 31, 2014	December 31, 2013
Assets Held for Sale		
Property, Plant and Equipment	28	-
Liabilities Related to Assets Held for Sale		
Decommissioning Liabilities	10	-

On March 26, 2014, the Company entered into an agreement with an unrelated third party to sell certain of its Bakken properties included in the Conventional segment. As at March 31, 2014, the Company classified these properties as held for sale. The assets were recorded at the lesser of fair value less costs of disposal and their carrying amount. No impairment was recorded on the reclassification. The sale was completed on April 1, 2014, for proceeds of $36 million before closing adjustments.

11. EXPLORATION AND EVALUATION ASSETS

COST

As at December 31, 2012	1,285
Additions	331
Transfers to PP&E (Note 12)	(95)
Exploration Expense	(50)
Divestitures	(17)
Change in Decommissioning Liabilities	19
As at December 31, 2013	1,473
Additions	104
Transfers to PP&E (Note 12)	-
Change in Decommissioning Liabilities	3
As at March 31, 2014	**1,580**

E&E assets consist of the Company's evaluation projects which are pending determination of technical feasibility and commercial viability. All of the Company's E&E assets are located within Canada.

Additions to E&E assets for the three months ended March 31, 2014 include $15 million of internal costs directly related to the evaluation of these projects (year ended December 31, 2013 – $60 million). Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the three months ended March 31, 2014 or for the year ended December 31, 2013.

For the three months ended March 31, 2014, less than $1 million of E&E assets were transferred to PP&E – development and production assets following the determination of technical feasibility and commercial viability of the projects (year ended December 31, 2013 – $95 million).

Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recognized in exploration expense in the Consolidated Statements of Earnings and Comprehensive Income. There was no impairment of E&E assets for the three months ended March 31, 2014 (year ended December 31, 2013 – $50 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

12. PROPERTY, PLANT AND EQUIPMENT, NET

| | Upstream Assets | | | | |
	Development & Production	Other Upstream	Refining Equipment	Other [1]	Total
COST					
As at December 31, 2012	27,003	238	3,399	767	31,407
Additions	2,702	48	106	82	2,938
Transfers From E&E Assets (Note 11)	95	-	-	-	95
Transfers and Reclassifications	(450)	-	(88)	-	(538)
Change in Decommissioning Liabilities	40	-	(1)	-	39
Exchange Rate Movements	-	-	238	-	238
As at December 31, 2013	29,390	286	3,654	849	34,179
Additions	682	11	23	9	725
Transfers From E&E Assets (Note 11)	-	-	-	-	-
Transfers and Reclassifications	(54)	-	-	-	(54)
Change in Decommissioning Liabilities	228	-	-	-	228
Exchange Rate Movements	-	-	143	-	143
Divestitures	(1)	-	-	-	(1)
As at March 31, 2014	**30,245**	**297**	**3,820**	**858**	**35,220**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2012	14,390	158	311	396	15,255
Depreciation, Depletion and Amortization	1,522	35	138	79	1,774
Transfers and Reclassifications	(123)	-	(88)	-	(211)
Impairment Losses	2	-	-	-	2
Exchange Rate Movements	-	-	25	-	25
As at December 31, 2013	15,791	193	386	475	16,845
Depreciation, Depletion and Amortization	388	7	39	20	454
Transfers and Reclassifications	(27)	-	-	-	(27)
Exchange Rate Movements	-	-	15	-	15
As at March 31, 2014	**16,152**	**200**	**440**	**495**	**17,287**
CARRYING VALUE					
As at December 31, 2012	12,613	80	3,088	371	16,152
As at December 31, 2013	13,599	93	3,268	374	17,334
As at March 31, 2014	**14,093**	**97**	**3,380**	**363**	**17,933**

(1) Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.

Additions to development and production assets include internal costs directly related to the development and construction of crude oil and natural gas properties of $57 million for the three months ended March 31, 2014 (year ended December 31, 2013 – $204 million). All of the Company's development and production assets are located within Canada. Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the three months ended March 31, 2014 or for the year ended December 31, 2013.

PP&E includes the following amounts in respect of assets under construction and are not subject to depreciation, depletion and amortization ("DD&A"):

As at	March 31, 2014	December 31, 2013
Development and Production	268	225
Refining Equipment	107	97
	375	322

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

13. PARTNERSHIP CONTRIBUTION PAYABLE

On March 28, 2014, Cenovus repaid the remaining principal and accrued interest due under the Partnership Contribution Payable.

14. SHORT-TERM BORROWINGS

The Company had short-term borrowings in the form of commercial paper in the amount of $439 million as at March 31, 2014 (December 31, 2013 – $nil). The Company reserves capacity under its committed credit facility for amounts of commercial paper outstanding.

15. LONG-TERM DEBT

As at	March 31, 2014	December 31, 2013
Revolving Term Debt [1]	-	-
U.S. Dollar Denominated Unsecured Notes	5,250	5,052
Total Debt Principal	5,250	5,052
Debt Discounts and Transaction Costs	(54)	(55)
	5,196	4,997

(1) Revolving term debt may include bankers' acceptances, LIBOR loans, prime-rate loans and U.S. base-rate loans.

As at March 31, 2014, the Company is in compliance with all of the terms of its debt agreements.

16. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets and refining facilities. The aggregate carrying amount of the obligation is:

As at	March 31, 2014	December 31, 2013
Decommissioning Liabilities, Beginning of Year	2,370	2,315
Liabilities Incurred	18	45
Liabilities Settled	(31)	(76)
Transfers and Reclassifications	(10)	(26)
Change in Estimated Future Cash Flows	5	414
Change in Discount Rate	208	(401)
Unwinding of Discount on Decommissioning Liabilities	30	97
Foreign Currency Translation	2	2
Decommissioning Liabilities, End of Period	2,592	2,370

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 4.7 percent as at March 31, 2014 (December 31, 2013 – 5.2 percent).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

17. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles.

B) Issued and Outstanding

As at	March 31, 2014 Number of Common Shares (Thousands)	Amount	December 31, 2013 Number of Common Shares (Thousands)	Amount
Outstanding, Beginning of Year	756,046	3,857	755,843	3,829
Common Shares Issued Under Stock Option Plans	822	24	970	31
Common Shares Cancelled	-	-	(767)	(3)
Outstanding, End of Period	**756,868**	**3,881**	756,046	3,857

There were no preferred shares outstanding as at March 31, 2014 (December 31, 2013 – nil).

As at March 31, 2014, there were 12 million (December 31, 2013 – 24 million) common shares available for future issuance under stock option plans.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

As at March 31, 2014	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total
Balance, Beginning of Year	(12)	212	10	210
Other Comprehensive Income, Before Tax	(11)	70	-	59
Income Tax	3	-	-	3
Balance, End of Period	**(20)**	**282**	**10**	**272**

As at March 31, 2013	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total
Balance, Beginning of Year	(26)	95	-	69
Other Comprehensive Income, Before Tax	3	27	-	30
Income Tax	(1)	-	-	(1)
Balance, End of Period	**(24)**	**122**	**-**	**98**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

19. STOCK-BASED COMPENSATION PLANS

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Options issued under the plan have associated tandem stock appreciation rights ("TSARs") or net settlement rights ("NSRs").

The following table is a summary of the options outstanding at the end of the period:

As at March 31, 2014	Issued	Term (Years)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Closing Share Price ($)	Number of Units Outstanding (Thousands)
NSRs	On or After February 24, 2011	7	5.83	32.72	31.97	41,299
TSARs	Prior to February 17, 2010	5	0.62	26.59	31.97	90
TSARs	On or After February 17, 2010	7	2.95	26.72	31.97	4,481
Encana [(1)] Replacement TSARs Held by Cenovus Employees	Prior to December 1, 2009	5	0.43	30.38	23.61	64
Cenovus Replacement TSARs Held by Encana Employees	Prior to December 1, 2009	5	0.34	27.55	31.97	10

(1) Encana Corporation ("Encana").

NSRs

The weighted average unit fair value of NSRs granted during the three months ended March 31, 2014 was $4.68 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model.

The following table summarizes information related to the NSRs:

As at March 31, 2014	Number of NSRs (Thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	26,315	35.26
Granted	15,243	28.40
Forfeited	(259)	35.84
Outstanding, End of Period	41,299	32.72
Exercisable, End of Period	13,009	36.53

TSARs Held by Cenovus Employees

The Company has recorded a liability of $27 million at March 31, 2014 (December 31, 2013 – $33 million) in the Consolidated Balance Sheets based on the fair value of each TSAR held by Cenovus employees. The intrinsic value of vested TSARs held by Cenovus employees at March 31, 2014 was $24 million (December 31, 2013 – $27 million).

The following table summarizes information related to the TSARs held by Cenovus employees:

As at March 31, 2014	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	7,086	26.56
Exercised for Cash Payment	(1,651)	26.27
Exercised as Options for Common Shares	(813)	26.28
Forfeited	-	26.32
Expired	(51)	26.28
Outstanding, End of Period	4,571	26.72
Exercisable, End of Period	4,571	26.72

For options exercised during the period, the weighted average market price of Cenovus's common shares at the date of exercise was $29.22.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

Encana Replacement TSARs Held by Cenovus Employees

Cenovus is required to reimburse Encana for cash payments made by Encana to Cenovus employees when a Cenovus employee exercises an Encana replacement TSAR for cash. No further Encana replacement TSARs will be granted to Cenovus employees.

The Company has recorded a liability of $nil at March 31, 2014 (December 31, 2013 – $nil) in the Consolidated Balance Sheets based on the fair value of each Encana replacement TSAR held by Cenovus employees. The intrinsic value of vested Encana replacement TSARs held by Cenovus employees at March 31, 2014 was $nil (December 31, 2013 – $nil).

The following table summarizes information related to the Encana replacement TSARs held by Cenovus employees:

As at March 31, 2014	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	3,904	29.06
Forfeited	(83)	29.06
Expired	(3,757)	29.04
Outstanding, End of Period	64	30.38
Exercisable, End of Period	64	30.38

The closing price of Encana common shares on the TSX as at March 31, 2014 was $23.61.

Cenovus Replacement TSARs Held by Encana Employees

Encana is required to reimburse Cenovus for cash payments made by Cenovus to Encana employees when these employees exercise a Cenovus replacement TSAR for cash. No compensation expense is recognized and no further Cenovus replacement TSARs will be granted to Encana employees.

The Company has recorded a liability of less than $1 million as at March 31, 2014 (December 31, 2013 – $6 million) in the Consolidated Balance Sheets based on the fair value of each Cenovus replacement TSAR held by Encana employees, with an offsetting account receivable from Encana. The intrinsic value of vested Cenovus replacement TSARs held by Encana employees at March 31, 2014 was less than $1 million (December 31, 2013 – $6 million).

The following table summarizes the information related to the Cenovus replacement TSARs held by Encana employees:

As at March 31, 2014	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	1,479	26.28
Exercised for Cash Payment	(1,399)	26.27
Exercised as Options for Common Shares	(9)	26.32
Forfeited	-	26.27
Expired	(61)	26.27
Outstanding, End of Period	10	27.55
Exercisable, End of Period	10	27.55

For options exercised during the period, the weighted average market price of Cenovus's common shares at the date of exercise was $29.26.

B) Performance Share Units

The Company has recorded a liability of $100 million at March 31, 2014 (December 31, 2013 – $103 million) in the Consolidated Balance Sheets for performance share units ("PSUs") based on the market value of Cenovus's common shares at March 31, 2014. The intrinsic value of vested PSUs was $nil at March 31, 2014 and December 31, 2013 as PSUs are paid out upon vesting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

The following table summarizes the information related to the PSUs held by Cenovus employees:

As at March 31, 2014	Number of PSUs (Thousands)
Outstanding, Beginning of Year	5,785
Granted	2,964
Vested and Paid Out	(1,625)
Cancelled	(90)
Units in Lieu of Dividends	60
Outstanding, End of Period	**7,094**

C) Deferred Share Units

The Company has recorded a liability of $40 million at March 31, 2014 (December 31, 2013 – $36 million) in the Consolidated Balance Sheets for deferred share units ("DSUs") based on the market value of Cenovus's common shares at March 31, 2014. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees:

As at March 31, 2014	Number of DSUs (Thousands)
Outstanding, Beginning of Year	1,192
Granted to Directors	54
Granted From Annual Bonus Awards	7
Units in Lieu of Dividends	10
Outstanding, End of Period	**1,263**

D) Total Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating and general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income:

For the period ended March 31,	Three Months Ended 2014	2013
NSRs	13	7
TSARs Held by Cenovus Employees	-	(8)
PSUs	32	15
DSUs	4	-
Stock-Based Compensation Expense (Recovery)	**49**	14

20. CAPITAL STRUCTURE

Cenovus's capital structure objectives and targets have remained unchanged from previous periods. Cenovus's capital structure consists of Shareholders' Equity plus Debt. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable. Cenovus's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA"). These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent over the long-term.

As at	March 31, 2014	December 31, 2013
Short-Term Borrowings	439	-
Long-Term Debt	5,196	4,997
Debt	5,635	4,997
Shareholders' Equity	10,099	9,946
Capitalization	15,734	14,943
Debt to Capitalization	**36%**	33%

Cenovus continues to target a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times over the long-term.

As at	March 31, 2014	December 31, 2013
Debt	5,635	4,997
Net Earnings	738	662
Add (Deduct):		
Finance Costs	536	529
Interest Income	(71)	(96)
Income Tax Expense	420	432
Depreciation, Depletion and Amortization	1,832	1,833
E&E Impairment	50	50
Unrealized (Gain) Loss on Risk Management	159	415
Foreign Exchange (Gain) Loss, Net	303	208
(Gain) Loss on Divestitures of Assets	1	1
Other (Income) Loss, Net	(1)	2
Adjusted EBITDA [1]	3,967	4,036
Debt to Adjusted EBITDA	**1.4x**	1.2x

[1] Calculated on a trailing 12 month basis.

It is Cenovus's intention to maintain investment grade credit ratings to help ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions. Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

As at March 31, 2014, Cenovus had $2.6 billion available on its committed credit facility. In addition, Cenovus had in place a $1.5 billion Canadian debt shelf prospectus and unused capacity of US$1.2 billion under its US$3.25 billion debt shelf prospectus, the availability of which are dependent on market conditions.

As at March 31, 2014, Cenovus is in compliance with all of the terms of its debt agreements.

21. FINANCIAL INSTRUMENTS

Cenovus's consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, Partnership Contribution Payable, risk management assets and liabilities, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Payable and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period end trading prices of long-term borrowings on the secondary market (Level 2). As at March 31, 2014, the carrying value of Cenovus's long-term debt was $5,196 million and the fair value was $5,780 million (December 31, 2013 carrying value – $4,997 million, fair value – $5,388 million).

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. When fair value cannot be reliably measured, these assets are carried at cost. A reconciliation of changes in the fair value of available for sale financial assets is:

As at	March 31, 2014	December 31, 2013
Fair Value, Beginning of Year	32	14
Acquisition of Investments	3	5
Change in Fair Value [1]	-	13
Fair Value, End of Period	35	32

(1) Unrealized gains and losses on available for sale financial assets are recorded in Other Comprehensive Income.

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil, natural gas and power purchase contracts. Crude oil and natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period end forward price for the same commodity, using quoted market prices or the period end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of power purchase contracts are calculated internally based on observable and unobservable inputs such as forward power prices in less active markets (Level 3). The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness. The forward prices used in the determination of the fair value of the power purchase contracts at March 31, 2014 range from $41.25 to $76.50 per Megawatt Hour.

Summary of Unrealized Risk Management Positions

	March 31, 2014			December 31, 2013		
	Risk Management			Risk Management		
As at	**Asset**	**Liability**	**Net**	Asset	Liability	Net
Commodity Prices						
Crude Oil	3	104	(101)	10	136	(126)
Natural Gas	1	2	(1)	-	-	-
Power	-	3	(3)	-	3	(3)
Total Fair Value	4	109	(105)	10	139	(129)

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	March 31, 2014	December 31, 2013
Prices Sourced From Observable Data or Market Corroboration (Level 2)	(102)	(126)
Prices Determined From Unobservable Inputs (Level 3)	(3)	(3)
	(105)	(129)

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Prices determined from unobservable inputs refers to the fair value of contracts valued using data that is both unobservable and significant to the overall fair value measurement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities:

For the period ended March 31,	Three Months Ended	
	2014	2013
Fair Value of Contracts, Beginning of Year	**(129)**	270
Fair Value of Contracts Realized During the Period	**30**	(58)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	**(4)**	(172)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	**(2)**	4
Fair Value of Contracts, End of Period	**(105)**	44

C) Earnings Impact of Realized and Unrealized (Gains) Losses From Risk Management Positions

For the period ended March 31,	Three Months Ended	
	2014	2013
Realized (Gain) Loss [1]	**30**	(58)
Unrealized (Gain) Loss [2]	**(26)**	230
(Gain) Loss on Risk Management	**4**	172

(1) Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.
(2) Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

22. RISK MANAGEMENT

The Company is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company's financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2013. The Company's exposure to these risks has not changed significantly since December 31, 2013.

Net Fair Value of Commodity Price Positions at March 31, 2014

As at March 31, 2014	Notional Volumes	Term	Average Price	Fair Value
Crude Oil Contracts				
Fixed Price Contracts				
Brent Fixed Price	30,000 bbls/d	2014	US$102.04/bbl	(37)
Brent Fixed Price	20,000 bbls/d	2014	$107.06/bbl	(59)
WCS Differential [1]	14,900 bbls/d	2014	US$(20.50)/bbl	(5)
Brent Fixed Price	3,500 bbls/d	2015	$114.21/bbl	1
Other Financial Positions [2]				(1)
Crude Oil Fair Value Position				(101)
Natural Gas Contracts				
Fixed Price Contracts				
AECO Fixed Price	111 MMcf/d	2014	$4.61/Mcf	(1)
Natural Gas Fair Value Position				(1)
Power Purchase Contracts				
Power Fair Value Position				(3)

(1) Cenovus entered into fixed price swaps to protect against widening light/heavy price differentials for heavy crudes.
(2) Other financial positions are part of ongoing operations to market the Company's production.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2014

Commodity Price Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the price fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company's open risk management positions as at March 31 could have resulted in unrealized gains (losses) impacting earnings before income tax for the three months ended March 31, 2014:

Risk Management Positions in Place as at March 31, 2014

Commodity	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$10 per bbl Applied to Brent, WTI and Condensate Hedges	(173)	173
Crude Oil Differential Price	± US$5 per bbl Applied to Differential Hedges Tied to Production	23	(23)
Natural Gas Commodity Price	± $1 per Mcf Applied to NYMEX and AECO Natural Gas Hedges	(34)	34
Power Commodity Price	± $25 per MWHr Applied to Power Hedge	19	(19)

23. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.